Exhibit 99.1

NEWS RELEASE

NEWS RELEASE

Toronto, April 21, 2026

Franco-Nevada to Release First Quarter 2026 Results

Franco-Nevada Corporation announced today that it will report first quarter 2026 results as follows:

First Quarter 2026 Results Release:	May 12th after market close
Conference Call:	May 13th 8:00 am ET
Dial-in Numbers:	Toll-Free: 1-888-510-2154 International: 437-900-0527

Conference Call URL (This allows participants to join the conference call by phone without operator assistance. Participants will receive an automated call back after entering their name and phone number):

emportal.ink/4eu8kF3
Website:	www.franco-nevada.com
Replay (available until May 20th):	Toll-Free: 1-888-660-6345 International: 289-819-1450 Passcode: 31601#

For more information, please go to our website at www.franco-nevada.com or contact:

Candida Hayden
Senior Analyst, Investor Relations
416-306-6323
info@franco-nevada.com